MD Holdings Corp.
135 Carolstowne Road
Reisertown, Maryland  21136

July 14, 2008

Securities Exchange Commission
Christian Windsor
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:     MD Holdings Corp.
           Amendment Number Three to Registration Statement on Form S-1
           File No. 333-149013
           Response to Comments Received July 10, 2008

Dear Mr. Windsor:

We are in receipt of your letter dated July 10, 2008 regarding the above referenced filing and the following are our responses:

General

1.
Please disclose whether or not you have or are aware of any plans, agreements, understandings or discussions involving the possible purchase or sale of your company or a significant amount of the shares of your company. If so, please discuss in detail in both the Summary and the Management Discussion and Analysis section.

Response:
We have disclosed in three places in the Registration Statement that we do not have nor are we aware of any plans, agreement, understandings or discussions involving the possible purchase or sale of our company or a significant amount of the shares of the Company.

About Our Company, page 1

2.	We note your response to comment 2 of our letter to you dated June 27, 2008. Please revise the seventh paragraph as follows:

×	revise the last sentence to explain the consequences of your not being able to raise additional financing before the closing; and
×
explain that you may not be able to obtain financing though the capital markets because a trading market may not develop in the foreseeable future given your going concern opinion, your lack of business, the low response of your recent private placement, the crisis in the mortgage and housing industries and the slump in the securities markets.

Response:
The seventh paragraph has been revised.  We have updated the last sentence in paragraph seven to explain that if we are not able to raise additional financing before the closing we will be forced to cease operations.  We have also explained that we may not be able to obtain financing through the capital markets because a trading market may not develop in the foreseeable future given our going concern opinion, our lack of business, the low response of our recent private placement, the crisis in the mortgage and housing industries, as well as the slump in the securities markets.

Determination of Offering Price, page 7

3.
We note your response to comment 12 of our letter to you dated June 27, 2008. As we requested, please reconcile your claim, in the second sentence, that the offering price was "arbitrarily determined" with your statement that it was "based on his determination of the value of the business and its operations."

Response:
Per your request, we have reconciled our claim that the offering price was “arbitrarily determined” with our statement that it was “based on his determination of the value of the business and its operations,” by deleting any reference to the fact that the offering price was “based on a determination of the value of the business and its operations.”  The offering price was solely arbitrarily determined.

Management’s Discussion and Analysis, page 16

4.
We note your response to comment 13 of our letter to you dated June 27, 2008. As we requested, in the second paragraph, please describe, using actual numbers, your financial condition and the basis for the going concern opinion including the opinion that your ability to continue as a going concern is "dependent on the Company's ability to raise additional capital and implement its business plan" not on your ceasing to incur significant losses. Please explain the reason for the increase in expenses in your most recent quarter.

Response:
We have revised our discussion to include actual numbers to describe our financial condition.  We have updated the paragraph to state that the basis for the going concern opinion including the opinion that the Company’s ability to continue as a going concern is “dependent on the Company’s ability to raise additional capital and implement its business plan” not on our ceasing to incur significant losses.  We have also explained that the increase in expenses in our most recent quarter was a result of professional fees incurred in connection with the offering and developing a trading market for our stock.

5.
As we requested in comment 16 of our letter to you dated June 27, 2008 and comment 18 of our letter to you dated April 30, 2008, please provide, on the top of page 18, a detailed discussion and analysis of the causes and effects of your financial condition and the opinion of your auditors that there is "substantial doubt" about your ability to continue as a going concern including but not limited to the following:

▪	your lack of working capital;
▪	stockholders deficiency;
▪	accumulated deficit;
▪	negative cash flow from operations; and
▪	little or no assets.
Merely listing the bases for the concern, as you do in the first sentence of the second full paragraph, does not satisfy the requirements of this section.

Response:
We have updated our discussion on page 18 to provide a detailed discussion and analysis of the causes and effects of the Company’s financial condition.  Additionally, we have also provided a discussion regarding the opinion of our auditors that there is “substantial doubt” about our ability to continue as a going concern including but not limited to the following: the Company’s lack of working capital, stockholders deficiency, accumulated deficit, negative cash flow from operations, and little or no assets.

Consolidated Statement of Changes in Stockholders Equity, pages F-3 & F-15

6.
We note your response to comment 18 of our letter dated June 27, 2008. We continue to believe that your current presentation of your stock dividend is inappropriate as it appears that you have only given partial accounting treatment to the transaction in prior periods. We believe that in order to properly account for the transaction in accordance with Chapter 7 of ARE; 43 the recognition of the additional shares issued and the capitalization of retained earnings must occur simultaneously. We further believe it is inappropriate to carry a negative APIC balance at any time. Please revise to recognize the stock dividend in the appropriate period such that the recognition of the additional shares issued and the capitalization of retained earnings occurs simultaneously. We are willing to consider your argument as to whether the entire transaction should be given retroactive treatment or should be accounted for in the period that the actual dividend occurred. In addition, revise the discussion appearing on page 3 under the title The Forward Split and all other sections of the filing, as appropriate.

Response:
We have revised the 2007 and 2006 historical financial statements to present the historical shares outstanding.  We have also revised the March 31, 2008 financial statements to present the dividend in the period it occurred in accordance with Chapter 7 of ARE 43.

Finally, we acknowledge the following:
-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
MD Holdings Corp.

By:     /s/ Marshall Davis
           Marshall Davis